[Letterhead of Simpson, Thacher & Bartlett LLP]

May 9, 2025 Via EDGAR
Securities and Exchange Commission Division of Investment Management 100 F Street, N.E.
Washington, D.C. 20549 Attn: Ken Ellington
Re:    Prospect Capital Corporation
Annual Report on Form 10-K (File No. 814-00659)

Dear Mr. Ellington:
On behalf of Prospect Capital Corporation (the “Company”), we transmit for filing the Company’s responses to additional comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 12, 2025 and May 6, 2025, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC on August 28, 2024 (the “Annual Report”). The responses and information described below are based upon information provided to us by the Company. Please note that all page numbers in our responses are references to the page numbers of the Annual Report. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.
Annual Report
4. Comment: Please describe the equity that was issued from Credit.com and held within PGX TopCo II LLC. Please also describe the structure of PGX TopCo II LLC and if the Board/Management or other class of equity holders of PGX TopCo II LLC are affiliates of Prospect Capital Corporation.
Response: The Company provides the structure chart of PGX TopCo II LLC below, which was structured for tax planning purposes to manage the Company’s status as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended.
The equity held by PGX TopCo II LLC represents the pro rata interests of the prior PGX Holdings, Inc. First Lien Term Loan holders in Credit.com following a credit bid of the prior First Lien Term Loan for the majority of the assets of PGX Holdings, Inc.
As part of the credit bid for the majority assets of PGX Holdings, Inc., the Company was issued 29.37% voting / non-economic (Class A) and 34.23% non-voting / economics (Class B) Units,

representing a combined 29.34% economic interest, from PGX HoldCo LLC, the majority holder of Credit.com Holdings, LLC. These units and $999 in cash were subsequently contributed by the Company to PGX TopCo II LLC.
PGX TopCo II LLC has two classes of equity, Class A Units and Class B Units (together, the “Units”). One Class A Unit is issued and held by Kyle Madan and 999 Class B Units are issued and held by the Company. A majority of the Class A Unit holders have the right to appoint the board of managers of PGX TopCo II LLC; while holders of the Class B Units do not vote on the appointment of the board of managers. Members holding a majority of outstanding Units may, with at least 61 days’ prior notice to the other Members, elect to have Class B Unit holders or their designees purchase all then-outstanding Class A Units at fair market value.
The Class A Unit holder and sole manager of PGX TopCo II, LLC is Kyle Madan. Mr. Madan is also an independent director of Town & Country Holdings, Inc., a portfolio company of the Company, and is not an affiliated person of the Company.

Supplemental Comment: Response #4 in the correspondence dated December 13, 2024 indicates that Kyle Madan maintains a 0.1% ownership in Credit.com, which is also the voting class. This

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individual is also noted in the governance structure of Town & Country Holdings, Inc. Please describe if Mr. Madan is an affiliate to Prospect or Prospect-affiliated entities. Additionally, describe if Mr. Madan is the governance structure of any other Prospect investments.

Supplemental Response: The Company has informed us that Mr. Madan is not an affiliated person of the Company or, to its knowledge, an affiliated person of any entities that are affiliated persons of the Company. Additionally, the Company has informed us that Mr. Madan is not in the governance structure of any Prospect investments other than those identified in response to this comment.

7. Comment: Please describe if there are any workouts or restructurings with Rosa Mexicano. Additionally, prior to any restructuring, was Rosa Mexicano current with all payments to Prospect Capital Corporation? The Staff notes that the maturity changed for this entity.
Response: The Company respectfully notes that while there have been several amendments to the Credit Agreement, there have been no workouts or restructurings with Rosa Mexicano. These amendments have ranged from adjustments to leverage covenants and liquidity support through the COVID-19 time period to maturity extensions as shown most recently. On May 17, 2024, a Seventeenth Amendment to the Credit Agreement was executed, which extended the maturity of both the Revolver and Term Loan from June 13, 2024 to June 13, 2026. The Company confirms that Rosa Mexicano is current with all payments to the Company.
Supplemental Comment (1): Please supplementally provide the percentage of the Company’s portfolio that has had amendments related to maturity extensions.
Supplemental Response (1): The Company has informed us that approximately 29.1% of the Company’s portfolio investments that were held as of June 30, 2024 had maturity extensions that were executed during the Company’s fiscal year ended June 30, 2024 (calculated as percentage of total fair market value and treating each debt tranche of a portfolio company as a separate investment).
Supplemental Comment (2): In future filings, please consider whether additional disclosure is required about amendments related to maturity extensions under Item 303 of Regulation S-K.
Supplemental Response (2): The Company confirms it will make such considerations in respect of future filings.
10.Comment: Related to the preferred stock (any series): (i) does the preferred stock contain put/call features, if so, should such features be accounted for separately from the host instrument? and (ii) can a company redeem or exchange preferred stock at its discretion (are there such provisions in the agreement)?
Response: (i) The Company respectfully confirms to the Staff that the preferred stock contains the following put/call features, subject to certain terms as detailed in the relevant prospectus supplement of each series:

a)Holder Optional Conversion: With respect to the 5.50% Series A1 Preferred Stock (the “Series A1 Preferred Stock”), the 5.50% Series A2 Preferred Stock (the “Series A2 Preferred Stock”), the 6.50% Series A3 Preferred Stock (the “Series A3 Preferred Stock”), the 5.50% Series M1 Preferred Stock (the “Series M1 Preferred Stock”), the

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5.50% Series M2 Preferred Stock (the “Series M2 Preferred Stock”), the 6.50% Series M3 Preferred Stock (the “Series M3 Preferred Stock”), the 5.50% Series AA1 Preferred Stock (the “Series AA1 Preferred Stock”), the 5.50% Series MM1 Preferred Stock (the “Series MM1 Preferred Stock”), the 6.50% Series AA2 Preferred Stock (the “Series AA2 Preferred Stock”) and the 6.50% Series MM2 Preferred Stock (the “Series MM2 Preferred Stock”) (collectively, the “5.50% Preferred Stock and the 6.50% Preferred Stock”), at any time prior to the listing of the 5.50% Preferred Stock and the 6.50% Preferred Stock on a national securities exchange, shares of the 5.50% Preferred Stock and the 6.50% Preferred Stock are convertible, at the option of the holder of the 5.50% Preferred Stock and the 6.50% Preferred Stock.

b)Holder Optional Redemption: With respect to the Floating Rate Series A4 Preferred Stock (the “Series A4 Preferred Stock”) and Floating Rate Series M4 Preferred Stock (the “Series M4 Preferred Stock”) (collectively, the “Floating Rate Preferred Stock”), at any time prior to the listing of the Floating Rate Preferred Stock on a national securities exchange, shares of the Floating Rate Preferred Stock are redeemable, at the option of the holder of such Floating Rate Preferred Stock, on a monthly basis.

c)Change of Control Conversion Rights: With respect to the 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), except to the extent that the Company has elected to exercise its optional redemption right or the Company’s special optional redemption right (each as described in (ii) below) by providing notice of redemption, upon the occurrence of a Change of Control Triggering Event (as defined below), each holder of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of shares of the Company’s common stock.
The Company confirms that none of the above embedded features require bifurcation and separate accounting from the host instrument.
(ii)The Company respectfully notes that it can redeem and/or exchange preferred stock, subject to the terms of each series preferred stock, as detailed in the relevant prospectus supplement of each series:

a)Issuer Optional Redemption: Subject to certain limited exceptions allowing earlier redemption, such as the Company determining, in its sole discretion, that doing so would be necessary to comply with the asset coverage requirements under the Investment Company Act of 1940, as amended (the “1940 Act”) or to maintain its status as a RIC, beginning on the earlier of the five year anniversary of the date on which a share of 5.50% Preferred Stock or 6.50% Preferred Stock has been issued, or the two year anniversary of the date on which a share of Floating Rate Preferred Stock has been issued or, for listed shares of 5.50% Preferred Stock or 6.50% Preferred Stock, five years from the earliest date on which any series that has been listed was first issued and for listed shares of Floating Rate Preferred Stock, two years from the earliest date on which any series that has been listed was first issued, such share of preferred stock may be redeemed at any time or from time to time at the Company’s option.

b)Issuer Optional Conversion: Subject to certain limitations, each share of 5.50% Preferred Stock or 6.50% Preferred Stock may be converted at the Company’s option.

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c)Optional Redemption: Subject to certain limitations, at any time after the close of business on July 19, 2026 (any such date, an “Optional Redemption Date”), at the Company’s sole option, it may redeem the Series A Preferred Stock in whole or, from time to time, in part. The Company may also redeem the Series A Preferred Stock at any time, in whole or, from time to time, in part, including prior to the Optional Redemption Date, pro rata, based on liquidation preference, with all other series of our then outstanding preferred stock, in the event that the Board determines to redeem any series of the Company’s preferred stock, in whole or, from time to time, in part, because such redemption is deemed necessary by the Board to comply with the asset coverage requirements of the 1940 Act or to maintain RIC status.

d)Special Optional Redemption: In the event of a Change of Control Triggering Event (as defined in the prospectus supplement dated July 13, 2021), the Company may, at its option, exercise the Company’s special optional redemption right to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred.

Supplemental Comment: Please provide your accounting analysis with citation to authoritative guidance, including ASC 815-15-25-1, that supports your accounting for the preferred stock and describes the material terms of the agreements.
Supplemental Response:
Concurrently herewith, the Company is supplementally providing to the Staff Exhibits 1 – 3, containing the Company’s accounting analysis that supports the Company’s accounting for the preferred stock, with appropriate citations to authoritative guidance and description of the material terms of the agreements. The Company notes that while the Exhibits are factually accurate as of their respective dates, the substantive points and analyses remain accurate as of the date hereof. Such additional information is being provided on a confidential basis pursuant to 17
C.F.R. § 200.83.
For purposes of this supplemental response, (i) “6.50 Preferred Stock” means, collectively, the Series MM2 Preferred Stock, Series A3 Preferred Stock, Series M3 Preferred Stock, and Series AA2 Preferred Stock and (ii) “5.50% Preferred Stock” means, collectively, the Series MM1 Preferred Stock, the Series A1 Preferred Stock, Series A2 Preferred Stock, Series M1 Preferred Stock, Series M2 Preferred Stock, and Series AA1 Preferred Stock.
The Company respectfully notes that Exhibits 1 – 3 should be reviewed in the order presented because the timeline is also relevant to how the Company records transactions pertaining to conversion and redemption features.
Exhibit 1: Prospect 5.35% Series A Preferred Stock – July 2021 Issuance
This memorandum discusses the accounting treatment of the Series A Preferred Stock and also provides certain re-assessments in respect of the 5.50% Preferred Stock.
Exhibit 2: Prospect 6.50% Preferred Stock – October 2022 Issuance
This memorandum discusses the accounting treatment of the 6.50% Preferred Stock, and the Company believes the analysis in this memorandum also applies to the 5.50% Preferred Stock

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because the 5.50% Preferred Stock and the 6.50% Preferred Stock are identical in all material respects except for the stated dividend rate.
Exhibit 3: Prospect Floating Rate Preferred Stock – December 2023 Issuance
This memorandum discusses the accounting treatment of the Floating Rate Preferred Stock.
13. Comment: Please describe how the valuation associated with National Property REIT Corp. aligns with ASC 820-10-35 Unit of Account.
Response: The Company respectfully notes that it has a controlling interest in NPRC, holds both debt and equity positions and deems it appropriate to apply the notion of value maximization as discussed in ASU No. 2011-04. Under the value maximization concept, the Company and any potential market participant would seek to maximize the fair value of an investment to transact at the most advantageous value, which may involve grouping debt and equity into single enterprise value. As a result, the Company values the debt and equity positions together when using an enterprise value approach. The Company notes that while the valuation approach results in one enterprise value for the entire capital position, it is necessary to allocate the fair value of the debt and equity investments as individual units of account and report them separately on the Schedule of Investments.
In order to determine the enterprise value of the Company’s investment in NPRC, the value of NPRC’s investments must be determined first. For real estate joint venture companies, gross property values determined by discounted cash flow method less fair value of the third-party mortgage is used to calculate each joint venture’s equity value. NPRC’s equity value in the properties are then determined based on the waterfall structure of each joint venture.

Consumer loans and rated secured structured notes are also valued using a discounted cash flow method. NPRC’s equity value in subsidiaries investing in consumer loans and rated secured structured notes are determined by this valuation less any outstanding third-party debt.
Supplemental Comment: Response #13 in the correspondence dated December 13, 2024 indicates that the valuation of NPRC results from the Company valuing the classes of assets held by NPRC, such as real estate, property, consumer loans etc. Please supplementally describe how such an approach is appropriate under U.S. GAAP when the unit of account held by the Company is the investment in NPRC and not the underlying investments. Further, please supplementally describe how the Company would receive adequate information to value such assets as the financial statements for NPRC do not provide specific details on the assets valued by the Company (e.g., specific address location / condition of real estate assets).

Supplemental Response:

FASB ASC 820-10-35-9 states, “A reporting entity shall measure the fair value of an asset or a liability using the assumptions that market participants would use in pricing the asset or liability, assuming that market participants act in their economic best interest.” As a result, the Company values its aggregate capital position in NPRC. Furthermore, the Company has determined, consistent with the approach used when analyzing the investment and with the approach that market participants would typically use to value such investments, that the primary inputs to valuing the aggregate capital position in NPRC would be the fair value of the real estate assets and other assets held by NPRC and the value of the mortgage debt and other 3rd party debt and

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non-controlling interest that a market participant would subtract from the fair value of the assets for the purpose of valuing the total enterprise value of NPRC.
As NPRC is invested in a real estate and other assets, all of which have different risk profiles, the Company determined it was not appropriate to use a single discount rate on consolidated entity level cash flows. Instead, each investment is valued using a discount rate that the Company believes is appropriate for the respective risk profile and cash flow stream of the individual investment. The Company believes this approach is in line with the approach that market participants would typically utilize and best reflects the concept of “economic best interest”.

The Company is able to receive the information necessary to value the assets since it holds a controlling interest in NPRC, which has and supplies the specific information needed to produce asset level valuations.

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Securities and Exchange Commission                                May 9, 2025

Please call me at 617-778-9001 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Kenneth Burdon     Kenneth Burdon

cc:    Russell Wininger, Prospect Capital Corporation Kristin Van Dask, Prospect Capital Corporation Stephen Forster, Simpson Thacher & Bartlett LLP

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